United States securities and exchange commission logo





                             May 15, 2024

       Shuang Wu
       Chief Executive Officer
       WORK Medical Technology LTD
       Floor 23, No. 2 Tonghuinan Road
       Xiaoshan District, Hangzhou City, Zhejiang Province
       The People   s Republic of China

                                                        Re: WORK Medical
Technology LTD
                                                            Amendment No. 10 to
Registration Statement on Form F-1
                                                            Filed May 6, 2024
                                                            File No. 333-271474

       Dear Shuang Wu:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 10 to Registration Statement on Form F-1

       Capitalization, page 58

   1. Note (1) sets forth that the "As Adjusted" cash has been reduced for all expenses of the offering, but the
actual cash of $1,637,283 and the net proceeds of $5,603,544 does not add to $8,667,283. The
difference appears to be the expenses of the offering identified on page 161. Please
correct the As Adjusted cash amount if necessary or clarify the reason for the difference.
       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Liquidity and Capital Resources, page 68

   2. We note your updated disclosure that as of May 1, 2024, approximately $2,630,000 of accounts receivable
outstanding as of September 30, 2023 has been subsequently collected in cash, with
approximately $700,000 remaining outstanding, net. In prior disclosure, we
 Shuang Wu
WORK Medical Technology LTD
May 15, 2024
Page 2
      note that as of February 5, 2024 approximately $2,580,0000 of accounts receivable outstanding as of September 30, 2023 has been subsequently collected in cash.
      Accordingly, approximately $50,000 of collections occurred over the recent three month period. Please revise your disclosure to address whether collections have slowed and whether you expect to collect the remaining September 30, 2023 amounts still outstanding. Please also disclose the amount of any accounts receivable outstanding as of
      September 30, 2023 that have been subsequently determined to be uncollectible and that will be recorded as bad debt expense.
Underwriting
Lock-Up Agreements, page 158

3. We note your disclosure that your officers, directors, and certain shareholders have agreed, subject to certain exceptions, to enter into lock-up agreements for a period of three or six months after the offering is completed. Please revise your disclosure throughout the registration statement to clarify which parties entered into a three month or a six month lock-up period and the "certain exceptions" to which you refer.
       Please contact Michael Fay at 202-551-3812 or Daniel Gordon at 202-551-3486 if you
have questions regarding comments on the financial statements and related matters. Please contact Juan Grana at 202-551-6034 or Katherine Bagley at 202-551-2545 with any other questions.



                                                            Sincerely,

FirstName LastNameShuang Wu                                 Division of
Corporation Finance
                                                            Office of
Industrial Applications and
Comapany NameWORK Medical Technology LTD
                                                            Services
May 15, 2024 Page 2
cc:       Ying Li, Esq.
FirstName LastName